(a)(5)


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September 25, 2006

TO:          UNIT HOLDERS OF REEVES TELECOM LIMITED PARTNERSHIP

SUBJECT:     INCREASED AND EXTENDED OFFER TO PURCHASE UNITS


Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interest (the "Units") in REEVES TELECOM LIMITED PARTNERSHIP (the "Partnership") at a purchase price equal to:

                                 $2.50 per Unit
                                 --------------

Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. The Offer Price of $2.50 per unit is 11% higher than the current $2.25 tender by Reeves Telecom Acquisition Corp., an affiliate of the General Partner.

     o HIGHER THAN RECENT TRADES. The most recent trading data for Partnership Units on the "Pink Sheets" was $1.60 per unit. The most recent bid on the Pink Sheets is $1.85 per Unit, 7.5% less than our offer of $2.00 per Unit.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has not stated when the Partnership will liquidate. Therefore, investors may not see liquidity for some time.

     o ENDANGERED RED-COCKADED WOODPECKER. The Partnership has announced that up to 10% of the Partnership's land may be subject to new restrictions on development within the City of Boiling Spring because of the effect of development on this species. While the General Partner believes that the land affected by these restrictions may not be suitable for development, it has said that the "restrictions have caused real estate sales in Boiling Spring Lakes to drop sharply in recent months compared to previous years, and that, for the balance of 2006 and 2007, the Partnership will likely experience lower land sales in terms of revenue as well as number of lots sold than in past years until the City has developed a conservation plan to protect the habitat of the red-cockaded woodpecker...." (emphasis added)

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at the address listed on this letterhead.

If you have previously tendered your Units to Reeves Telecom Acquisition Corp., you MUST complete the enclosed "Notice of Withdrawal and deliver it to Mellon Investor Services, LLC prior to September 26, 2006 (unless that offer is extended) if you wish to tender your Units pursuant to this Offer. If you have any questions or need assistance, please call the Depository at 800-854-8357.

The Purchasers are amending the Offer by extending the Expiration Date to October 19, 2006. You can view the Offer materials as amended on our website at www.mpfi.com (Click on MPF Tenders) or by calling us at the number below.